Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Amy M. Trombly, Esq.

                     amy@tromblybusinesslaw.com

September 11, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC  20549

Attn:

Ms. Maryse Mills-Apenteng

Re:

First Source Data, Inc.

Amendment No. 3 to Registration Statement on Form SB-2

Filed on August 14, 2006

File Number: 333-131621

Dear Ms. Mills-Apenteng:

I am securities counsel for First Source Data, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, Amendment 4 to the Form SB-2 Registration Statement, File No. 333-131621, together with certain exhibits thereto (the “Registration Statement”).

Amendment No. 4 to the Registration Statement contains revisions that have been made in response to oral comments received from the staff of the Securities and Exchange Commission (the “Staff”) on September 11, 2006.

Set forth below are the Company’s responses to the Staff’s oral comments.

Oral Comment 1.

Please add reference to Amy Trombly as your attorney within the registration statement.

Response 1.

The Company undertakes to add this information in the Rule 424 Prospectus filing.

Oral Comment 2.

Please consent in your legal opinion to your attorney being named counsel within the prospectus.

Response 2.

The Company has complied with the Staff’s comment.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Amy M. Trombly

Counsel for First Source Data, Inc.

cc:

First Source Data, Inc.